Exhibit 100.6

Shaw Industries Group Drives Innovation Through NICE Satmetrix

Satmetrix allows Shaw to capture customer insight and create a complete picture of customer experience

Hoboken, N.J., September 25, 2019 – NICE (Nasdaq: NICE) today announced Shaw Industries Group Inc., a leading floorcovering provider, has selected NICE Satmetrix as its comprehensive customer experience management solution. Shaw – which has more than 22,000 employees, representation around the world, and over $6B in annual sales – uses the NICE Satmetrix solution to track customer experience in various parts of its complex business, revealing a complete picture of the customers’ experiences throughout the lifecycle and helping identify the most effective improvements.

Shaw Industries Group supplies carpet, resilient, hardwood, laminate, tile and stone, synthetic turf and other specialty products to residential and commercial markets worldwide. By combining deep market knowledge with new ways of thinking, Shaw drives innovation into their business and sets the standard for next generation manufacturing. As a forward-thinking company always looking to perfect the customer experience, Shaw sought a solution that could help manage the holistic view of the customer experience with the Net Promoter Score® methodology at the core of their program.

“We are intently focused on helping our customers achieve their objectives with superior products and service. We believe NICE Satmetrix gives us the ability to turn our customers’ feedback into the insights we need to perpetually enhance the customer’s experience,” said Tim Baucom, President of Shaw Industries. “By engaging the Net Promoter Score methodology and NICE Satmetrix technology throughout several of our lines of business this year, we are already turning insights into solutions.”

“NICE Satmetrix is glad to help Shaw improve the customer experience it offers,” said Barry Cooper, President, NICE Enterprise Group. “We’re especially impressed with how Shaw has thoughtfully set up its customer feedback program in a way that suits its business, and how it takes advantage of the solution’s ability to trigger alerts based on any metric and provide real time reports on an easy-to-review, personalized dashboard.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Whitney Wood, whitney.wood@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. Net Promoter Score, Net Promoter, and NPS are trademarks of NICE Systems, Inc., Bain and Company, Inc., and Fred Reichheld. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.